                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

__________________________________________
                                          :
       In the Matter of                   :
                                          :
  AMERICAN ELECTRIC POWER COMPANY, INC.   :  CERTIFICATE
          Columbus, Ohio  43215           :       OF
                                          :  NOTIFICATION
               (70-5943)                  :
                                          :
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935:
__________________________________________:

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated
April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980;
HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, and HCAR No. 25936, dated December 1, 1993) during the period from October 1, 1995, through December 31, 1995, the Company issued a total of 350,000 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $13,405,000.00 for the accounts of participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 81,945 shares of the Company's Common Stock, at a total purchase price of $3,108,613.30. These transactions are set forth in more detail in the attached
Schedule I, incorporated herein by reference.


                         AMERICAN ELECTRIC POWER COMPANY, INC.



                         By:_____/s/ G. P. Maloney____________
                            Vice President

Dated:  January 15, 1996

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                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
          For the Period October 1 - December 31, 1995

TRANSACTIONS THIS PERIOD:
                    - Original Issue Shares -
                   Shares          Price               Total
  Period           Issued        Per Share        Purchase Price
10/01-12/31        350,000         38.900         $13,405,000.00

                    - Open Market Purchases -
                   Shares       Average Price          Total
  Date            Purchased       Per Share       Purchase Price
10/03/95             6,179         36.750         $   227,078.25
10/03/95             5,141         36.625             188,289.13
10/03/95               653         36.625              23,916.13
10/16/95             6,868         37.250             255,833.00
10/17/95             2,800         37.250             104,300.00
10/17/95             4,207         37.720             158,814.25
11/01/95             5,299         38.375             203,349.13
11/02/95               247         38.625               9,540.38
11/15/95             2,886         36.875             106,421.25
11/16/95             4,307         37.125             159,897.38
12/01/95             3,919         37.875             148,432.13
12/04/95             1,723         38.375              66,120.13
12/06/95             9,060         38.750             351,075.00
12/07/95            11,778         38.144             449,260.03
12/08/95             8,654         38.327             331,681.86
12/15/95             5,202         39.500             205,479.00
12/15/95             2,752         39.375             108,360.00
12/16/95               270         39.875              10,766.25

Total O/M Purch.    81,945                        $ 3,108,613.30

                 - Total Activity This Period -

O/I Shares         350,000                        $13,405,000.00
O/M Purchases       81,945                          3,108,613.30
Total Activity     431,945                        $16,513,613.30


CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -
                                   Shares             Total
                                   Issued         Purchase Price
Totals from last report          42,688,533      $791,766,055.41
Transactions this period            350,000        13,405,000.00
   Total Original Issue Shares   43,038,533      $805,171,055.41



                    - Open Market Purchases -
                                  Shares              Total
                                 Purchased        Purchase Price
Totals from last report          19,289,074      $578,035,908.07
Transactions this period             81,945         3,108,613.30
   Total Open Market Purchases   19,371,019      $581,144,521.37



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